SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW COLOGNE BASE (No 68)

5 NEW ROUTES TO DUBLIN, LONDON, MADRID, RIGA & ROME

700,000 CUSTOMERS P.A. & 700 JOBS FOR COLOGNE

Ryanair, Europe's favourite low fares airline, today (10 Apr) announced it would open its 5th German base (68th in total) at Cologne in October 2014 with one based aircraft and 5 new exciting routes to Dublin, London Stansted, Madrid, Riga and Rome Ciampino (8 in total), which will deliver over 700,000 customers p.a. and sustain some 700 "on-site" jobs*, with 86 weekly flights, as Ryanair invests over $90m at Cologne Airport.

From October 2014, Ryanair will grow at Cologne as follows:

• 1 based aircraft
• 5 new routes to Dublin, London Stansted, Madrid, Riga & Rome Ciampino
• 86 weekly flights
• Over 700,000 customers
• 700* "on site" jobs

Ryanair celebrated its new Cologne base and 5 new routes by releasing 100,000 seats on sale from €19.99 for travel in May and June, which are available for booking until midnight Monday (14 Apr). Ryanair's new Cologne routes go on sale on the Ryanair.com website tomorrow.

In Cologne today, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"Ryanair is delighted to announce that we will be opening a new base at Cologne this winter, offering 8 exciting routes, including 5 new routes to Dublin, London Stansted, Madrid, Riga and Rome Ciampino, which will deliver over 700,000 passengers annually and sustain 700* "on-site" jobs at Cologne Airport, as Ryanair invests over $90m at Cologne. The state of North Rhein Westfalia is an important part of the European economy and we want to support bringing business travellers to do business, as well as tourists who want to visit a wonderful part of Germany.

German consumers know a great deal and that's why they already choose Ryanair for our low fares and industry leading customer service, but they can now also book flights on our improved website, enjoy a free small second carry-on bag, "quiet flights", allocated seats and use their personal electronic devices at all stages of their flight, making Ryanair the ideal choice for families and friends, with a new smartphone app, and products tailored to families and business customers coming soon.

To celebrate the our new Cologne base and 5 new routes, we are releasing 100,000 seats on sale from €19.99 for travel in May and June, which are available for booking until midnight Monday (14 Apr). Since these amazing prices will be snapped up quickly, customers should log onto www.ryanair.comand avoid missing out."

8 COLOGNE ROUTES

Dublin	14 weekly NEW
London Stn	28 weekly NEW
Madrid	8 weekly NEW
Malaga	6 weekly
Rome C	14 weekly NEW
Riga	6 weekly NEW
Palma	6 weekly
Tenerife	4 weekly

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

For further information
please contact:

                                                Robin Kiely
                                                Ryanair Ltd                        Edelman Deutschland
                                                Tel: +353-1-8121212       Tel: +49 (0) 69 75 61 99 08
                                                press@ryanair.com          ryanairDE@edelman.com

                                                Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 April, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary